SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FIRST FINANCIAL BANCORP.

(Name of Issuer)

FIRST FINANCIAL BANCORP. (Issuer)

(Name of Filing Person (Identifying Status as Offerer, Issuer or Other Person))

Common Shares, No Par Value

(Title of Class of Securities)

320209109

(CUSIP Number of Class of Securities)

Gregory A. Gehlmann

General Counsel

First Financial Bancorp.

300 High Street, 8th Floor

Hamilton Ohio 45011

Telephone: (513) 867-4709

Facsimile: (513) 867-3112

Copy to:

Neil Ganulin

Frost Brown Todd LLC

2200 PNC Center

201 East Fifth Street

Cincinnati, Ohio 45202

Telephone: (513) 651-6800

Facsimile: (513) 651-6981

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$63,375,000	$7,460

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 3,250,000 outstanding common shares at the maximum tender offer price of $19.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $7,460	Filing Party: First Financial Bancorp.
Form of Registration No.: Schedule TO	Date Filed: November 3, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on November 3, 2005 (the “Schedule TO”) by First Financial Bancorp., an Ohio corporation (“First Financial” or the “Company”), relating to the offer by the Company to purchase up to 3,250,000 common shares, no par value, including the associated purchase rights issued under the Rights Agreement dated November 23, 1993, as amended, between the Company and First Financial Bank, National Association (formerly known as First National Bank of Southwestern Ohio), (collectively, the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $17.50 and $19.50 per share, without interest. First Financial’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(l)(i) and (a)(l)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer is incorporated herein by reference in response to all of the applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 Through 11.

Items 1 through 11 of the Schedule TO , which incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Offer to Purchase

(1) The sentence in the box on the cover page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.

Summary Term Sheet

(2) The second sentence of the paragraph under “How long do I have to tender my shares?” on page 2 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(3) The first sentence of the paragraph under “How do I tender my shares?” on page 3 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(4) The second sentence of the paragraph under “How do participants in the First Financial Bancorp. Dividend Reinvestment and Share Purchase Plan (‘DRIP’) participate in the tender offer?” on page 4 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(5) The second and third sentences of the paragraph under “Can I change my mind after I have tendered shares in the tender offer?” on page 4 are each amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

Introduction

(6) The first sentence of the second paragraph under “To the Holders of our Common Shares” on page 8 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

Section 3. Procedures for Tendering Shares.

(7) The first bulleted point of the paragraph entitled “Proper Tender of Shares” on page 15 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

Section 9. Source and Amount of Funds.

(8) The second sentence of the first paragraph on page 25 is supplemented by adding “, which is currently 3.99%,” immediately after the phrase “effective funds rate” in such sentence.

Section 10. Certain Information Concerning Us.

Unaudited Pro Forma Financial Information

(9) The table on page 27 is supplemented by adding the following line items:

	Historical		Pro Forma
	Nine months ended September 30,		Nine months ended September 30, 2005
	2005	2004	$17.50 per share	$19.50 per share
Ratio of earnings to fixed charges, including interest expense on deposits	1.84x	2.09x	1.78x	1.77x
Ratio of earnings to fixed charges, excluding interest expense on deposits	3.88x	4.13x	3.51x	3.45x

(10) The pro forma data is supplemented by adding the following text immediately following note (4) on page 28:

Set forth below is an explanation of the adjustments made to our historical results to arrive at the pro forma information for the nine months ended September 30, 2005 (dollars in thousands, except per share data):

•	Cash and due from banks—the change is due to change in net earnings associated with the funding. The net earnings show a reduction of $1,243 and $1,396 for $17.50 and $19.50 share prices, respectively.

•	Securities and other interest earning assets—the change is $20,000 from federal funds sold, a source of the funds used to purchase shares.

•	Borrowings—the remaining funds needed to purchase the shares is from short-term borrowings. The pro forma at $17.50 per share and $19.50 per share used borrowings of $36,875 and $43,375, respectively.

•	Retained earnings—the change is the net earnings reduction associated with the costs of funding. The net earnings show a reduction of $1,243 and $1,396 for $17.50 and $19.50 share prices, respectively.

•	Treasury stock—the change is due to the pro forma purchase of 3,250,000 shares at $17.50 and $19.50 per share or $56,875 or $63,375, respectively.

•	Shares outstanding, Average basic shares outstanding, and Average diluted shares outstanding—the decrease is due to the pro forma purchase of 3,250,000 shares.

•	Total interest income—the change reflects the effect of the $20,000 reduction in federal funds sold at a rate of 3.81% which is $570 for both scenarios. The 3.81% rate was received from a correspondent bank on November 2, 2005 at 4:30 p.m. EST.

•	Total interest expense—the change reflects the effect of the change in borrowings at the November 1, 2005 effective federal funds rate of 3.99% plus a spread of 0.875% which is equal to 4.865%. The pro forma increase in interest expense for the $17.50 per share and $19.50 per share scenarios was $1,342 on borrowings of $36,875 and $1,578 on borrowings of $43,375, respectively.

•	Income tax expense—the change is calculated using an incremental tax rate of 35%. The effect is a reduction in tax expense of $669 and $752 for the $17.50 per share pro forma and $19.50 pro forma, respectively.

(11) The table on page 29 is supplemented by adding the following line items:

	Historical		Pro Forma
	Twelve months ended December 31,		Twelve months ended December 31, 2004
	2004	2003	$17.50 per share	$19.50 per share
Ratio of earnings to fixed charges, including interest expense on deposits	2.07x	1.90x	1.99x	1.98x
Ratio of earnings to fixed charges, excluding interest expense on deposits	4.10x	4.07x	3.67x	3.62x

(12)	The pro forma data is supplemented by adding the following text immediately following note (4) on page 30:

Set forth below is an explanation of the adjustments made to our historical results to arrive at the pro forma information for the 12 months ended December 31, 2004 (dollars in thousands, except per share data):

•	Cash and due from banks—the change is due to change in net earnings associated with the funding. The net earnings show a reduction of $1,682 and $1,887 for $17.50 and $19.50 share prices, respectively.

•	Securities and other interest earning assets—the change is $10,000 from federal funds sold, a source of the funds used to purchase shares.

•	Borrowings—the increase consists of $10,000 in federal funds purchased with the remaining funds needed to purchase the shares from other short-term borrowings. The pro forma at $17.50 per share and $19.50 per share from other short-term borrowings was $36,875 and $43,375, respectively.

•	Retained earnings—the change is the net earnings reduction associated with the costs of funding. The net earnings show a reduction of $1,682 and $1,887 for $17.50 and $19.50 share prices, respectively.

•	Treasury stock—the change is due to the pro forma purchase of 3,250,000 shares at $17.50 and $19.50 per share or $56,875 or $63,375, respectively.

•	Shares outstanding, Average basic shares outstanding, and Average diluted shares outstanding—the decrease is due to the pro forma purchase of 3,250,000 shares.

•	Total interest income—the change reflects the effect of the $10,000 reduction in federal funds sold at a rate of 3.81% which is $381 for both scenarios.

•	Total interest expense—the change due to the increase in federal funds purchased was at a spot rate on November 2, 2005 (received from a correspondent bank at 4:30 p.m. EST) of 4.12% or $412. The other short-term borrowings reflects the effect of the change in borrowings at the November 1, 2005 effective federal funds rate of 3.99% plus a spread of 0.875% which is equal to 4.865%. The pro forma increase in interest expense for the $17.50 per share and $19.50 per share scenarios was $1,794 on borrowings of $36,875 and $2,110 on borrowings of $43,375, respectively.

•	Income tax expense—the change is calculated using an incremental tax rate of 35%. The effect is a reduction in tax expense of $905 and $1,016 for the $17.50 per share pro forma and $19.50 pro forma, respectively.

(13) The fourth sentence of the paragraph entitled “Additional Information About Us” on page 30 is amended by deleting the words “Room 1024, 450 Fifth Street, N.W.” and substituting the words “Station Place, 100 F Street, N.E.”.

(14) The fifth sentence of the paragraph entitled “Additional Information About Us” on page 30 is amended by deleting the words “450 Fifth Street, N.W.” and substituting the words “Station Place, 100 F Street, N.E.”.

Section 11. Interest of Directors and Executive Officers. Transaction and Arrangements Concerning the Shares.

(15) The first sentence of the last paragraph on page 31 is supplemented by adding “, none of which shares, to our knowledge, were beneficially owned by beneficial owners of more than 5% of our outstanding common shares” immediately after the phrase “various agreements” in such sentence.

(16) Footnote (1) on page 33 is amended by deleting such footnote in its entirety and replacing it with the following:

“(1) These shares are held by First Financial Bank, National Association (the “Trustee”), in its fiduciary capacity under various agreements. The Trustee acts independently of the Company and makes or assists in all investment decisions based on contractual and/or fiduciary relationships with its customers. The Trustee has advised us that it has sole investment power for 2,995,695 shares, shared investment power for 4,334,196 shares, and no investment authority for 373,927 shares, none of which shares, to our knowledge, were beneficially owned by beneficial owners of more than 5% of our outstanding common shares. Included in the foregoing shares are 518,249 common shares that are beneficially owned by certain directors and executive officers and are reported in the above table showing shareholdings of directors and executive officers and 1,031,377 common shares held in the First Financial Bancorp. Thrift Plan and Trust on behalf of various current and past employees of First Financial Bancorp.”

(17) The first sentence of the first paragraph on page 34 is amended by deleting such sentence in its entirety and replacing it with the following: “Neither First Financial Bancorp, any subsidiary of First Financial Bancorp, any of First Financial Bancorp’s directors and executive officers, nor any affiliate of any of the foregoing had any transactions involving our shares during the 60 days prior to the date hereof except for the following transactions:”

(18) The first sentence of the last paragraph on page 35 is amended by deleting such sentence in its entirety and replacing it with the following: “Except as otherwise described in this Offer to Purchase or documents incorporated by reference, neither we nor any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.”

Letter of Transmittal

(19) The sentence in the box on the first page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.

(20) The third and fourth sentences of the paragraph entitled “Dividend Reinvestment and Share Purchase Plan” on page 13 are each amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(21) The only sentence of the last paragraph on page 14 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(22) Page 14 is supplemented by adding the following legend in bold typeface as a new paragraph at the bottom of such page:

FIRST FINANCIAL HEREBY ACKNOWLEDGES THAT NO CERTIFICATIONS MADE BY A SHAREHOLDER IN THIS LETTER OF TRANSMITTAL CONCERNING SUCH SHAREHOLDER’S UNDERSTANDING OF THE TERMS OF THE TENDER OFFER SHALL BE VIEWED AS A WAIVER OF FIRST FINANCIAL’S LIABILITY, AND FIRST FINANCIAL SHALL NOT ASSERT THAT ANY SUCH CERTIFICATION CONSTITUTES SUCH A WAIVER.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(1) In Exhibit (a)(1)(iii), Notice of Guaranteed Delivery, the sentence in the box on the first page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.

(2) In Exhibit (a)(1)(iv), Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005, the sentence in the box on the first page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.

(3) In Exhibit (a)(1)(iv), Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005, the only sentence in the numbered paragraph 2 on page 2 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(4) In Exhibit (a)(1)(v), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005, the sentence in the box on the first page and the second bold-typefaced sentence that begins “WE URGE YOU TO CONTACT” are each amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.

(5) In Exhibit (a)(1)(vi), Letter dated November 3, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp., the only sentence in the fifth paragraph on page 1 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(6) In Exhibit (a)(1)(vii), Letter from the Thrift Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the First Financial Bancorp Thrift Plan and Trust dated November 3, 2005, the second sentence of the first paragraph under “1. What is the tender offer?” on the first page of the section entitled “QUESTIONS AND ANSWERS ON THRIFT PLAN TENDER RIGHTS AND PROCEDURES” is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(7) In Exhibit (a)(1)(vii), Letter from the Thrift Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the First Financial Bancorp Thrift Plan and Trust dated November 3, 2005, the only sentence of the fifth paragraph on the first page of the section entitled “NOTICE TO THRIFT PLAN PARTICIPANTS” is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 Midnight”.

(8) Reference to Exhibit (b) on page 3 of the Schedule TO and on the first page of Exhibit Index thereto are amended to replace “Not Applicable.” with “Revolving Credit Agreement, dated September 9, 2005, by and between First Financial Bancorp and SunTrust Bank, as Administrative Agent.”

(9) The following Exhibits are added:

Exhibits.

(a)(5)(vi)	Press Release, dated November 18, 2005, regarding changes to the tender offer.

(a)(5)(vii)	Updated Consent of Independent Registered Public Accounting Firm.

(b)	Revolving Credit Agreement, dated September 9, 2005, by and between First Financial Bancorp. and SunTrust Bank, as Administrative Agent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FINANCIAL BANCORP.

By:	/S/ J. FRANKLIN HALL
Name: J. Franklin Hall Title: Senior Vice President and Chief Financial Officer

Dated: November 18, 2005

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated November 3, 2005.**

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer and separate Identification Number on Substitute Form W-9).**

(a)(1)(iii)	Notice of Guaranteed Delivery.**

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.**

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.**

(a)(1)(vi)	Letter dated November 3, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp.**

(a)(1)(vii)	Letter from the Thrift Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the First Financial Bancorp Thrift Plan and Trust dated November 3, 2005.**

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated November 2, 2005, regarding the tender offer.*

(a)(5)(ii)	Press Release, dated November 2, 2005, regarding third quarter earnings and referring to the tender offer.*

(a)(5)(iii)	Letter dated November 2, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp to associates.*

(a)(5)(iv)	Form of memo to associates of First Financial Bancorp and subsidiaries.**

(a)(5)(v)	Consent of Independent Registered Public Accounting Firm.**

(a)(5)(vi)	Press Release, dated November 18, 2005, regarding changes to the tender offer.***

(a)(5)(vii)	Updated Consent of Independent Registered Public Accounting Firm.***

(b)	Revolving Credit Agreement, dated September 9, 2005, by and between First Financial Bancorp and SunTrust Bank, as Administrative Agent.***

Exhibit Number	Description

(d)(1)	First Financial Bancorp 1991 Stock Incentive Plan, dated September 24, 1991, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 33-46819.

(d)(2)	First Financial Bancorp Dividend Reinvestment and Share Purchase Plan dated April 24, 1997, and incorporated herein by reference to a Registration Statement on Form S-3, Registration No. 333-25745.

(d)(3)	First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d)(4)	First Financial Bancorp 1999 Stock Option Plan for Non-Employee Directors dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d)(5)	First Financial Bancorp Director Fee Stock Plan amended and restated effective April 20, 2004, and incorporated herein by reference to Exhibit 10.12 to the Form 10-Q for the quarter ended June 20, 2004. File No. 000-12379.

(d)(6)	First Financial Bancorp Deferred Compensation Plan effective June 1, 2003, and incorporated herein by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2003. File No. 000-12379.

(d)(7)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report April 18, 2005.

(d)(8)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report April 18, 2005.

(d)(9)	Form of Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report April 18, 2005.

(d)(10)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report November 29, 2004.

(d)(11)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report November 29, 2004.

(d)(12)	Form of First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report November 29, 2004.

Exhibit Number	Description

(d)(13)	Rights Agreement between First Financial Bancorp and first National Bank of Southwestern Ohio dated as of November 23, 1993, and incorporated herein by reference to Exhibit 4 to the Form 10-K for year ended December 31, 1998. File No. 000-12379.

(d)(14)	First Amendment to Rights Agreement dated as of May 1, 1998, and incorporated herein by reference to Exhibit 4.1 to the Form 10-Q for the quarter ended March 31, 1998. File No. 000-12379.

(d)(15)	Second Amendment to Rights Agreement dated as of December 5, 2003, and incorporated herein by reference to Exhibit 4.1 to Bancorp’s Form 8-K filed on December 5, 2003. File No. 000-12379.

(g)	Not applicable,

(h)	Not applicable.

*	Previously filed on Schedule TO-C on November 2, 2005.
**	Previously filed on Schedule TO-I on November 3, 2005.
***	Filed herewith.